

2023 REPORT

TruKno

Dear investors,

On behalf of the entire TruKno team, I want to thank for believing in our mission and continued support. Several factors (macro economic, product feature gaps, etc.) impacted our performance in 2023 but we are working extremely hard to improve our product, go-to-market and finally our revenue in 2024. As per the detailed plan I outlined below, we believe he have the right mindset, priorities and execution plan to reach our strategic milestone of reaching $1M ARR revenue.

We need your help!

2023 was a year of learning for the TruKno team in terms of what we need to do to improve our product offerings and revenue. Here is our 2024 plan to improve our traction and revenue:1) INTRODUCE A 'FREMIUM' VERSION OF OUR THREAT INTELLIGENCE DASHBOARD - This will allows to scale our enterprise user base significantly so we can upsell our highly curated intelligence & detections. We are targeting to launch this 'Fremium' dashboard version in April/May 2024 time frame. 2) FOCUS ON CLOSING THE TOP SALES DEALS ALREADY IN THE PIPELINE - At this moment we have close to $800K worth of enterprise deals in trial. Out of this pipeline, about $400K are in contract discussions. Since our sales resources are very limited, we have decided to put all our energy in pushing through the current enterprise trials/contracts negotiations (instead of trying to find & chase many new leads). 3) PLAN A STRONG PRODUCT ROLLOUT OF OUR BRAND NEW & HIGHLY DIFFERENTIATED 'DETECTION CHAIN' CAPABILITIES - We have built a unique capability to threat hunt/detect latest cyber attack with our pre-correlated detection rules called 'Detection Chain'. We are planning a major marketing push this summer to get the word out about this differentiated capability 4) HIGHLY PRIORITIZED PLAN TO MAKE ECOSYSTEM INTEGRATIONS - Led by the requirements of our

MAKE ECOSYSTEM INTEGRATIONS - Led by the requirements of our current enterprise trial customers, we are making significant efforts to integrate with the key ecosystem platforms like Anomali (TIP), MS Defender (EDR), CrowdStrike (EDR), MS Azure Sentinel (SIEM) & Splunk (SIEM). 5) RAISE SEED ROUND FROM VENTURE CAPITAL - In order to scale our start-up and compete effectively in the cyber security industry for the long term, we have realized that we need to raise a SEED round. Hence, we are actively reaching out to VCs for a capital raise. Any introductions you are able to make in the VC community will be helpful!

Sincerely,

Manish Kapoor

CEO

How did we do this year?

REPORT CARD

C+

☺ The Good

Lead generation went really. We were able to generate close to 30 new enterprise leads per month via targeted marketing campaigns.

We made progress in extending the platform from cyber threat intelligence only to intelligence+detections to double our price point.

We were able to leverage the WeFunder investment to scale our detection engineering and software development team.

☹ The Bad

We lacked SDR resources to convert 30 leads per month to actual enterprise trials (and then to revenue contracts)

Due to economic conditions, several enterprises who in contract negotiations delayed projects (impacting 2023 rev)

We lost several deals because of lack of ecosystem integrations to cyber security products like Anomali (TIP), Defender (EDR), etc.

2023 At a Glance

January 1 to December 31



$99,600 +121%



-$94,107



$75,071 +187%

Revenue	Net Loss	Short Term Debt





$424,006
Raised in 2023

$149,914
Cash on Hand

INCOME   BALANCE   NARRATIVE



● Revenues ● Profit

US$45,000

US$99,600

-US$74,122

-US$94,107

2022

2023

Net Margin: -94%   Gross Margin: 93%   Return on Assets: -50%   Earnings per Share: -$0.01   Revenue per Employee: $33,200

Cash to Assets: 80%   Revenue to Receivables: ~   Debt Ratio: 40%

🗎 TruKno_Financial_Review_Statments__2021_and_2022_.pdf   🗎 TruKno_2023_GAAP_Financial_Statements.pdf

We ❤ Our 90 Investors

Thank You For Believing In Us

Hatem Rowaihy	Gemechu Getachew	Krinken Rohleder	Jose Moralez	Walter Ndinyah-Kpekar	Richard Stiennon
Jörg Wälder	Inamulhaque Saboor	Romel B . Ramos	Ronald Rothstein	Vivek Kumar	Vishal Kapoor
Karan Sondhi	Yogesh Kapoor	Helmut Feischl	Lahm Sohn	Rohan Puri	Jeff Allen
Ryan Wolfrum	Raminder Mann	Insa Elliott	Greg Foss	Mr Wazzup987	Mary Singh
David Kuder	Ramin Parsi	Roderick Herron	Todd Walker	Alexandre Palus	Mike Connolly
Ali Abdulla Rashed Aldhaheri	Clement Utuk	Lorenzo C	Anne Alman	Callie Guenther	Andrei Frincu
Anil Sondhi	Jesus Saldana	Rajen Puri	Chris Hurst	Ike Gaa	Trent Miesner
Edward Kelly Medlock	Bjoern Sartor	Bob Schattner	Shan CARTER	Dj Das	Scott Stick
Eric Purcell	Kyle Aubrey	Kenneth Fox	Rhys Willoughby	Scott Diniz	Ranjan Kunwar
Danny Lee	Shashi Kapoor	Randy Loghry	Peter Wells	Edmund T. Mudge, IV	Satish V Kumar
Amy Westby	Matthew E Grable	Anthony Paumier	Sarah Prime	Tim Buckley	Mark Mackensen
Ian Leighton Maxfield	Uplift Forever	John Studenka	Michael E. Bielewicz	Jacob Beck	Esmeralda Garcia
Thomas Cumberland	Geogy Philip				

Thank You!

From the TruKno Team



Manish Kapoor [in]

CEO

A seasoned cybersecurity tech entrepreneur with 20+ years experience in building & selling advanced cyber solutions in the enterprise segment (including 10...



Ebrahim Saed

CTO

Ebrahim is a full stack application developer with 15 years of experience in software development building large scale SaaS solutions.



Hanna Honcharenko

Head of Web UI/UX Development

Hanna has been involved extensively for 10+ years in developing with frontend software frameworks like...



Aayesh Umar

Senior Threat Analyst

Specialist in cyber threat analysis (including analyzing advanced adversary attack techniques) . Holds a masters...



Gitesh Sharma

Lead UI/UX Designer

Expert in developing modern yet highly functional designs and user workflows for SaaS platforms.

Details

The Board of Directors

Director	Occupation	Joined
Manish Kapoor	CEO @ Trukno	2018

Officers

Officer	Title	Joined
Ebrahim Saed	CTO	2019
Manish Kapoor	CEO	2018

Voting Power ❓

Holder	Securities Held	Voting Power
Manish Kapoor	8,000,000 Regular Units	100.0%

Past Equity Fundraises

Date	Amount	Security	Exemption
12/2022	$233,800	Common Units	Section 4(a)(2)
08/2023	$190,206		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts
None.

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Profit Interest Units	2,000,000	1,700,000	No
Regular Units	8,000,000	8,000,000	Yes

Warrants: 0
Options: 0

Form C Risks:

We operate in a highly competitive market cybersecurity, and the size and resources of some of our larger competitors may allow them to compete more effectively than we can.

Current adverse macro economic trends might impact enterprise IT's short term budgets and make it hard for them to adopt a new solution like ours.

Hiring specialized and highly skilled technical resources (software programmers, cyber threat analysts, etc.) continues to be very challenging in this tight job market.

Enterprise sales cycle tend to be long (3 to 6+ months) and can impact our short term cashflow position. We are actively addressing this challenge by adding a 'starter' SaaS offering for the enterprises that tend to have a much short (~ 30 days) sales cycle.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Scaling Go-To-Market for a new SaaS company requires significant marketing budgets and can negatively impact the cashflow position.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust ❓ created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Units , Investors may receive a number of Preferred Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Preferred Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company
TruKno, LLC

Colorado Limited Liability Company
Organized October 2018
3 employees
6378 S Old Hammer Way
Aurora CO 80016 https://www.trukno.com/

Business Description

Refer to the TruKno profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

TruKno is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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